2nd Quarter Report 2004

Dear Shareholders,

Envoy’s second quarter results have improved significantly over the previous year, excluding non-recurring items and discontinued/sold operations. Envoy recorded revenues of $10.6 million for the three months ending March 31, 2004, compared to $8.7 million for the three months ending March 31, 2003. Net revenue in the prior year included $0.7 million from subsidiaries disposed of or shutdown during fiscal 2003. Net revenue from continuing business increased 33% in the three months ended March 31, 2004, compared to the same period of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) also showed significant improvement, excluding discontinued/sold operations. EBITDA for the three months ending March 31, 2004 was $0.6 million, compared to earnings of $0.5 million for the three months ending March 31, 2003. EBITDA in the prior year included a deferred foreign exchange gain of $0.8 million relating to the shutdown of one of our subsididiares. Excluding the foreign exchange gain, EBITDA increased $0.9 million in the three months ended March 31, 2004, compared to the same period of fiscal 2003.

As a result of Envoy’s refinancing during the first quarter ended December 31, 2003 and the repayment of its long-term debt during the second quarter ended March 31, 2004, Envoy incurred a non-cash, imputed interest charge of $2.6 million as well as a cash penalty interest expense of $0.4 million for the six months ended March 31, 2004. Envoy will not only save millions of dollars in interest expense over the next several years as a result of the debt repayment, but also will generate interest income, due to the strong cash position on its balance sheet.

Envoy recorded a loss on disposal of $0.5 million, due to the sale of its wholly-owned subsidiary, Communiqué Incentive Inc. Excluding the one-time loss from the sale of Communiqué and the non-cash interest expense, Envoy incurred a net loss of $.02 per share.

Envoy has successfully completed two equity financings for gross proceeds of approximately $67.8 million. Envoy raised gross proceeds of $40.2 million during the second quarter and additional gross proceeds of $27.6 million during the third quarter. The $27.6 million additional gross proceeds will be reflected in our third quarter balance sheet. These two equity financings significantly strengthened Envoy’s balance sheet and enabled Envoy to eliminate substantially all of its debt. At this time, Envoy does not foresee a need to raise any further capital.

One of our important goals this year was to establish a strong foundation on which to build for future growth. We now have this foundation in place, which includes a strengthened balance sheet with over $51 million in cash available for investment and acquisitions. Envoy has a strategic acquisition plan in place. This plan includes acquiring companies that will be synergistic with our current businesses, both in the United Kingdom and North America. Consequently, we have recently initiated discussions with potential target companies.

In addition to our strategic acquisition plan, we have a strong management team at our operations level. This team is focused on growing the businesses of its clients as well as the Envoy Group of Companies. This is evidenced by Envoy’s 33% organic growth from operations in this quarter.

We are confident that we can turn the accomplishments of the past 12 months into continued growth and profitability in the coming quarters and beyond.

Geoffrey B. Genovese
President, Chairman & CEO

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

		March 31	September 30
As at:		2004	2003
Assets
Current
Cash		$3,548,422	$2,010,737
Cash equivalents		27,432,510	—
Accounts receivable		13,386,522	13,623,131
Future income taxes		498,172	498,172
Prepaid expenses		537,266	842,605
Discontinued operations	note 7	—	1,869,320

		45,402,892	18,843,965

Capital assets		5,328,694	5,815,227
Goodwill		10,667,893	10,059,178
Other assets		—	39,271
Future income taxes		3,707,357	2,668,224
Discontinued operations	note 7	—	540,898

		$65,106,836	$37,966,763

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$8,878,810	$10,364,168
Income taxes payable		174,357	322,244
Deferred revenue		1,666,146	1,195,515
Amounts collected in excess of pass-through costs incurred		284,044	—
Bank credit facility and current portion of long-term debt	note 2	512,101	6,857,953
Discontinued operations	note 7	—	1,964,011

		11,515,458	20,703,891

Long-term debt	note 2	636,412	4,566,962
Long-term portion of restructuring costs		—	337,407

		12,151,870	25,608,260

Shareholders’ equity:
Share capital		101,460,394	55,988,817
Convertible debentures		—	1,673,408
Deficit		(49,141,916)	(45,090,767)
Stock based compensation	note 8	51,683	23,268
Cumulative translation adjustment		584,805	(236,223)

		52,954,966	12,358,503

		$65,106,836	$37,966,763

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations and Deficit
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

		March 31	March 31
For the six months ended:		2004	2003
Net revenue		$19,625,938	$20,178,101

Operating expenses:
Salaries and benefits		13,357,627	14,510,880
General and administrative		3,571,930	2,696,915
Occupancy costs		1,409,668	1,874,761

		18,339,225	19,082,556
Depreciation		1,162,973	1,142,225
Investment Earnings		(49,465)	—
Accreted interest imputed on warrants and debentures	note 3	2,552,991	374,728
Interest expense and financing costs	note 3	991,100	1,119,385

		22,996,824	21,718,894

Loss before gain on disposal of subsidiary, income taxes and discontinued operations		(3,370,886)	(1,540,793)
Gain on disposal of subsidiary		—	(2,271,811)

(Loss) income before income taxes and discontinued operations		(3,370,886)	731,018
Income taxes		215,121	—

(Loss) income before discontinued operations		(3,586,007)	731,018
(Loss) income from discontinued operations, net of income taxes	note 7	(465,142)	59,181

Net (loss) income		(4,051,149)	790,199
Deficit, beginning of period		(45,090,767)	(47,629,529)

Deficit, end of period		$(49,141,916)	$(46,839,330)

Earnings (loss) per share from continuing operations
Basic		$(0.07)	$0.03
Diluted		$(0.07)	$0.03
Earnings (loss) per share from discontinued operations
Basic		$(0.01)	$0.00
Diluted		$(0.01)	$0.00

Weighted average number of common shares outstanding		50,155,953	21,258,693

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

	March 31	March 31
For the six months ended:	2004	2003
Cash flows from operating activities:
Net (loss) income	$(4,051,149)	$790,199
Items not involving cash:
Future income taxes recovery	—	(263,504)
Depreciation	1,162,973	1,142,225
Amortization of deferred financing charges	21,110	12,098
Convertible debentures accretion	126,273	374,728
Debentures and term notes accretion	2,426,719	—
Other non-cash interest	—	33,238
Stock based compensation	28,415	23,268
Write-down of capital assets	—	332,306
Gain on disposal of subsidiaries	—	(2,271,811)
Loss on sale of discontinued operations	465,576	—
Recognition of cumulative translation adjustment on closure of Hampel Stefanides	—	(841,081)
Net change in non-cash working capital balances:
Accounts receivable	(379,168)	2,419,508
Prepaid expenses	305,339	81,759
Accounts payable and accrued liabilities	(1,485,358)	1,096,590
Income taxes payable/recoverable	(147,887)	2,434,528
Deferred revenue	470,631	(642,762)
Amounts collected in excess of pass-through costs incurred	284,044	450,040
Long-term restructuring costs	—	(39,012)
Discontinued operations	—	(119,626)
Other	655,048	14,105

Net cash (used in) provided by operating activities	(117,434)	5,026,796

Cash flows from financing activities:
Long-term debt borrowings	4,650,000	746,924
Long-term debt repayments	(5,579,390)	(3,638,555)
Short term bank facility repayment	(6,115,746)	—
Issuance of common shares, net of share issue costs	36,885,386	—
Long-term portion of restructuring costs	(337,407)	—

Net cash provided by (used in) financing activities	29,502,843	(2,891,631)

Cash flows from investing activities:
Acquisition of subsidiaries	—	(104,137)
Disposal of subsidiaries	—	(1,181,353)
Purchase of capital assets	(372,732)	(417,882)
Proceeds on sale of capital assets	—	176,106
Discontinued operations		(10,409)

Net cash used in investing activities	(372,732)	(1,537,675)

Change in cash balance due to foreign exchange	(42,481)	(456,089)

Increase in cash and cash equivalents	28,970,195	141,401
Cash and cash equivalents, beginning of period	2,010,737	469,909

Cash and cash equivalents, end of period	$30,980,932	611,310

Supplemental cash flow information:
Interest paid	$969,990	$800,658
Income taxes paid	433,350	20,200
Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	4,200,284	—
Stock based compensation	28,415	—

Envoy Communications Group Inc.
Consolidated Statements of Operations and Deficit
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

		March 31	March 31
For the three months ended:		2004	2003
Net revenue		$10,584,234	$8,667,650

Operating expenses:
Salaries and benefits		7,537,871	6,656,165
General and administrative		1,764,766	712,619
Occupancy costs		717,197	777,803

		10,019,834	8,146,587
Depreciation		585,771	582,414
Amortization of intangible asset		—	6,049
Investment Earnings		(49,465)	—
Accreted interest imputed on warrants and debentures	note 3	2,302,111	195,239
Interest expense and financing costs	note 3	603,971	606,415

		13,462,222	9,536,704

Loss before gain on disposal of subsidiary, income taxes and discontinued operations		(2,877,988)	(869,054)
Gain on disposal of subsidiary		—	(2,272,123)

(Loss) income before income taxes and discontinued operations		(2,877,988)	1,403,069
Income taxes		215,121	122,562

(Loss) income before discontinued operations		(3,093,109)	1,280,507
(Loss) income from discontinued operations, net of income taxes	note 7	(465,576)	111,340

Net (loss) income		(3,558,685)	1,391,847
Deficit, beginning of period		(45,583,231)	(48,231,177)

Deficit, end of period		$(49,141,916)	$(46,839,330)

Earnings (loss) per share from continuing operations
Basic		$(0.05)	$0.06
Diluted		$(0.05)	$0.06
Earnings (loss) per share from discontinued operations
Basic		$(0.01)	$0.01
Diluted		$(0.01)	$0.01

Weighted average number of common shares outstanding		58,979,808	21,258,693

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

	March 31	March 31
For the three months ended:	2004	2003
Cash flows from operating activities:
Net (loss) income	$(3,558,685)	$1,391,847
Items not involving cash:
Future income taxes recovery	—	56,695
Depreciation	585,771	582,414
Amortization of intangible asset	—	6,049
Convertible debentures accretion	—	195,239
Debentures and term notes accretion	2,302,111	—
Other non-cash interest	—	16,619
Stock based compensation	28,415	—
Write-down of capital assets	—	332,306
Gain on disposal of subsidiaries	—	(2,271,811)
Loss on sale of discontinued operations	465,576	—
Recognition of cumulative translation adjustment on closure of Hampel Stefanides	—	(841,081)
Net change in non-cash working capital balances:
Accounts receivable	(1,134,757)	2,241,735
Prepaid expenses	205,119	120,580
Accounts payable and accrued liabilities	(538,360)	(2,853,546)
Income taxes payable/recoverable	26,699	2,070,840
Deferred revenue	(390,161)	(692,347)
Amounts collected in excess of pass-through costs incurred	106,275	120,275
Long-term restructuring costs	—	294,550
Discontinued operations	—	91,703
Other	239,670	(89,848)

Net cash (used in) provided by operating activities	(1,662,327)	772,219

Cash flows from financing activities:
Long-term debt borrowings	—	300,876
Long-term debt repayments	(5,291,930)	(3,205,784)
Short term bank facility repayment	(300,000)	—
Issuance of common shares, net of share issue costs	36,804,552	—
Long-term portion of restructuring costs	(194,475)	—

Net cash provided by (used in) financing activities	31,018,147	(2,904,908)

Cash flows from investing activities:
Acquisition of subsidiaries	—	(104,137)
Disposal of subsidiaries	—	(1,181,353)
Purchase of capital assets	(123,440)	(328,566)
Discontinued operations	—	(5,859)

Net cash used in investing activities	(123,440)	(1,619,915)

Change in cash balance due to foreign exchange	201,381	(535,244)

Increase (decrease) in cash	29,433,761	(4,287,848)
Cash and cash equivalents, beginning of period	1,547,171	4,899,158

Cash and cash equivalents, end of period	$30,980,932	611,310

Supplemental cash flow information:
Interest paid	$366,019	$800,658
Income taxes paid	433,350	20,200
Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	$1,569,736	—
Stock based compensation	28,415	—

1. Basis of Presentation

(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2003. The significant accounting policies follow that of the most recently reported annual financial statements except as detailed in Note 8.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

2. Bank credit facility and other debt

	March 31	September 30
	2004	2003
Bank credit facility (a)	$—	$6,115,746
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	442,212	481,297
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	214,709	227,556
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	28,511	31,479
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	32,448	34,488
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	56,434	86,295
Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	374,199	566,788
Promissory note, 10% per annum, due on demand	—	150,000
Promissory note, 10% per annum, due on September 30, 2006 (b)	—	500,000
Convertible debentures (c)	—	3,231,266
Debentures and term notes (d)	—	—

	1,148,513	11,424,915
Less current portion	512,101	6,857,953

	$636,412	$4,566,962

2. Bank credit facility and other debt (continued)

(a) In the first quarter of fiscal 2004, the Company reduced its demand operating facility from $7,000,000 to $ 3,000,000, using $3,800,000 of the proceeds from debentures that were issued on October 31, 2003, and another $200,000 drawn from working capital. In the second quarter of fiscal 2004, with the proceeds raised in a public offering, the Company paid off the remaining balance outstanding and cancelled the demand operating facility. See note 5 for details of the public offering.

(b) In September 2003, the holder of the $500,000 promissory note agreed to postpone the maturity date of the promissory note from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing, in the first quarter of fiscal 2004, share purchase warrants to purchase, on or before April 24, 2008, 50,000 of the Company’s common shares at an exercise price of $0.15 per share were transferred to the holder of the promissory note. These warrants were part of the 2,300,000 warrants (the “Bank Warrants”) previously issued to Envoy’s bankers and which were released by the bankers upon the condition that Envoy raise additional funds to further reduce its bank indebtedness. During the second quarter of fiscal 2004, the promissory note was repaid from the proceeds raised in the public offering.

(c) In the first quarter of fiscal 2004, convertible debentures with a face value of $2,420,000 were converted into 16,133,333 common shares. During the second quarter fiscal 2004, the remaining convertible debentures, with a face value of $1,970,000, converted into an additional 13,133,333 common shares.

(d) On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. These loans carried interest at the rate of 10% per annum and had a maturity date of October 31, 2006.

As a condition to the making of these loans, share purchase warrants to purchase 2,250,000 of the Company’s common shares were transferred to the holders of the secured debentures and the unsecured term notes. These warrants were part of the Bank Warrants and were released by the bankers upon the condition that Envoy raise additional funds to further reduce its bank indebtedness.

As a result of the additional cash raised from the public offering in the second quarter of fiscal 2004, the Company reached an agreement with the holders of the secured debentures and unsecured term notes, resulting in the early repayment thereof during the second quarter of fiscal 2004.

All of the Bank Warrants were exercised in the second quarter of fiscal 2004.

3. Interest and financing costs

Interest and financing costs for the six months ending March 31, comprised the following:

For the six months ended:	March 31, 2004	March 31, 2003
Cash interest paid on credit facility, landlord loans and capital leases	$350,280	$694,667
Financing fees on credit facility	100,451	381,385
Negotiation fee for early repayment on debt	435,000	—
Cash interest paid on convertible debentures and amortization of debenture issue costs	105,369	43,333

	991,100	1,119,385
Accreted interest imputed on warrants and debentures (a)	2,552,991	374,728

	$3,544,091	$1,494,113

(a) Envoy assigned a value to the Bank Warrants using the Black-Scholes option pricing model, based on an analysis of the warrant exercise price, time to expiry and the volatility of the price of Envoy’s common shares. The Black-Scholes option pricing model indicated that the value of the Bank Warrants was $2,426,719. As indicated in Note 2(d), the loans made by the holders of the secured debentures and the unsecured term notes were repaid during the second quarter of fiscal 2004 and, as a result, the remaining unamortized value assigned to the Bank Warrants has been charged to interest expense in the quarter.

4. Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a) The Company’s external net revenue

Net revenue by region in which the customer is located

For the six months ended:	March 31, 2004	March 31, 2003
Canada	$3,275,364	$2,679,949
United States	6,539,618	9,316,819
United Kingdom and Continental Europe	9,810,956	8,181,333

	$19,625,938	$20,178,101

Net revenue by type of service

For the six months ended:	March 31, 2004	March 31, 2003
Marketing	$1,689,034	$4,689,008
Consumer and retail branding	17,936,904	15,197,239
Technology	—	291,854

	$19,625,938	$20,178,101

(b) The Company’s identifiable assets for each geographic area in which it has operations:

Capital Assets

As at:	March 31, 2004	March 31, 2003
Canada	$3,274,633	$4,595,266
United Kingdom and Continental Europe	2,054,061	1,956,143

	$5,328,694	$6,551,409

Goodwill

As at:	March 31, 2004	March 31, 2003
Canada	$1,867,077	$2,736,296
United Kingdom and Continental Europe	8,800,816	7,609,409

	$10,667,893	$10,345,705

5. Public offering

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units (the “First Units”) at $1.33 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with Envoy’s offering of the First Units, Envoy issued an additional 3,947,370 First Units. The total number of First Units issued by Envoy to the public was 30,263,170, with total gross proceeds of $40,250,016. As previously stated, part of the proceeds were used to retire substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

6. Subsequent event

Through a second public offering, on May 12, 2004, Envoy issued 25,000,000 units (the “Second Units”) at $1.05 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009 . The total gross proceeds from the offering was $26,250,000. Envoy has also granted its underwriter an over-allotment option to purchase an additional 2,145,000 Second Units at $1.05 per unit for a period of 60 days from the closing date of the offering. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Company determine have potential to create value for Envoy shareholders and that either complement, or provide an opportunity to diversify the current business of Envoy.

7. Discontinued operations

Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.

Income Statement
for the six months ended:	March 31, 2004	March 31, 2003
Net revenue	$398,114	$770,667
Operating expenses	389,394	688,324
Depreciation	2,237	11,064
Amortization of intangible asset	6,049	12,098

Earnings from discontinued operations (excluding loss on sale)	434	59,181
Loss on sale of discontinued operations	(465,576)	—

(Loss) earnings from discontinued operations	$(465,142)	$59,181

Income Statement
for the three months ended:	March 31, 2004	March 31, 2003
Net revenue	$—	$379,675
Operating expenses	—	266,614
Depreciation	—	1,721
Amortization of intangible asset	—	—

Earnings from discontinued operations (excluding loss on sale)	—	111,340
Loss on sale of discontinued operations	(465,576)	—

(Loss) earnings from discontinued operations	$(465,576)	$111,340

8. Change in accounting policy

Effective October 1, 2003 the Company prospectively adopted the new provisions of The Canadian Institute of Chartered Accountants (“CICA”) handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. The new section requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method of accounting. The section also requires enterprises to account for Stock Appreciation Rights (SARS) and similar awards settled in cash, by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. The new section applies to awards granted on or after the date of adoption.

9. Other items

At a special meeting of shareholders held on January 8, 2004, the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 50,000,000 common shares to 200,000,000 common shares.

At March 31, 2004, there were 93,455,200 common shares of Envoy issued compared to 31,047,027 issued at September 30, 2003.

Envoy Communications Group Inc.
Management Discussion and Analysis of Financial Condition and Results of Operations Second quarter of fiscal 2004

The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy for the six months ended March 31, 2004 compared to the six months ended March 31, 2003. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.

OVERVIEW

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units (the “First Units”) at $1.33 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with our offering of units, we issued an additional 3,947,370 First Units. The total number of First Units issued to the public was 30,263,170, with total gross proceeds of approximately $40.2 million. During the quarter, we successfully negotiated with our lenders and retired substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

Through a public offering, on May 12, 2004, we issued 25,000,000 units (the “Second Units”) at $1.05 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26.2 million. We also granted the underwriter an over-allotment option to purchase an additional 2,145,000 Second Units at $1.05 per unit for a period of 60 days from the closing of the offering. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that we determine have potential to create value for our shareholders and that either complement, or provide an opportunity to diversify our current business.

Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.

This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents us with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies. We have made a series of announcements in fiscal 2004 that highlight the significant opportunities we are pursuing.

In November 2003, we announced our intention to embark on a strategic M&A expansion plan to further enhance our leadership position in both North America and Europe.

In the same month, Watt announced the launch of Gilchrist North America (“GNA”), a state-of-the-art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist UK, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of our new client acquisition strategy.

Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained through ODIN offers a significant competitive advantage for Watt and its clients, and ensures at least a 20 percent increase in speed-to-market.

The costs associated with these initiatives were absorbed as part of our expenses in the first and second quarter. The enhanced revenue and profitability that they are expected to provide will be realized in our third and fourth quarter of fiscal 2004.

Over the past year, we divested our technology services. Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the Marketing segment.

The Watt group of companies (“Watt”), our consumer and retail branding business, has proven successful at creating and executing private label programs and landmark store design, making Watt a world authority in brand strategy and design for the retail sector. In the six months ending March 31, 2004, Watt represented 91% of our business. In the third quarter of fiscal 2003, Watt signed new clients contracts with anticipated revenues valued at more then $12 million over a three to four year period. We will continue to focus on our core strength, consumer and retail branding. A significant client, from whom we anticipated net revenues of approximately $ 9.0 million over 3 to 4 years, has been acquired by a larger retailer in the same industry. It is unclear as to what extent this will impact our future revenues from this client. The acquisition will result in lower revenues from this client in our third and fourth quarters of fiscal 2004.

In May 2004, Watt announced a strategic alliance with Zeidler Partnerships Architects, an international architectural practice with headquarters in Toronto, and offices in Western Canada, Europe, Asia, and the United States. The alliance reinforces the two companies’ commitment to provide a full range of services, from business analysis and brand strategy through to architecture, planning, environmental design, communications, merchandising and execution.

Net revenue for the six months ended March 31, 2004 was $19.6 million, compared to $20.2 million for the six months ended March 31, 2003, a decrease of $0.6 million or 3%. Net revenue for the six months ended March 31, 2003, included $3.4 million from subsidiaries disposed of or shut down during fiscal 2003. Net revenue from continuing business increased $2.9 million in the six months ended March 31, 2004 compared to the same period of fiscal 2003. We expect net revenue to increase in the second half of fiscal 2004 compared to the first half of the year.

Salaries expense for the six months ended March 31, 2004, was $13.4 million, compared to $14.5 million in the six months ended March 31, 2003, a decrease of $1.1 million. Our labour to net revenue ratio for the six months ended March 31, 2004 was 68%, compared to 72% in the six months ended March 31, 2003. We expect our labour to net revenue ratio for the full fiscal 2004 to be approximately 64%.

Occupancy costs decreased to $1.4 million for the six months ended March 31, 2004, from $1.9 million for the six months ended March 31, 2003, a decline of $0.5 million. Our occupancy cost to net revenue ratio was 7.2% for the six months ended March 31, 2004, compared to 9.3% for the six months ended March 31, 2003. We expect our occupancy to net revenue ratio for the full fiscal 2004 to be approximately 6.3%.

As a result of the operational changes and financial changes discussed above, we believe the business will continue to show improved earnings and a strengthened balance sheet. Consistent with prior years, we expect the second half of fiscal 2004 to be stronger than the first half of fiscal 2004.

RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED
MARCH 31, 2004 WITH THE SIX MONTHS ENDED MARCH 31, 2003

Net revenue

Net revenue for the six months ended March 31, 2004 was $19.6 million, compared to $20.2 million for the six months ended March 31, 2003, a decrease of $0.6 million or 3%.

Net revenue by type of service and by customer location:

Net Revenue for the six months ended March 31
(in millions)

By type of service	2004	% of total	2003	% of total
Consumer and retail branding	$17.9	91%	$15.2	76%
Marketing	1.7	9%	4.7	23%
Technology	—	—	0.3	1%

	$19.6	100%	$20.2	100%

By customer location	2004	% of total	2003	% of total
Canada	$3.2	17%	$2.7	13%
United States	7.1	36%	9.3	46%
Europe *	9.3	47%	8.2	41%

	$19.6	100%	$20.2	100%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Net revenue from consumer and retail branding services increased $2.7 million in the six months ended March 31, 2004 compared to the six months ended March 31, 2003. We expect that net revenue will continue to improve in the second half of fiscal 2004.

Net revenue from marketing has decreased by $3.0 million for the six months ended March 31, 2004, compared to the six months ended March 31, 2003. The $3.1 million decrease in net revenue from the closure of our New York advertising agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) in February 2003, was offset in part by growth of $0.1 million in other parts of our business.

During fiscal 2003 we sold and shutdown all of our technology businesses.

Net revenue by customer location:

Net revenue from Canada decreased $0.5 million, for the six months ended March 31, 2004 compared to the six months ended March 31, 2003. Part of the decline was due to the shutdown of Sage Information Consultants Inc. (“Sage”) and the sale of the assets of Devlin Multimedia Inc. (“Devlin”) in 2003.

Net revenue from the U.S. has decreased $2.2 million for the six months ended March 31, 2004 compared to the six months ended March 31, 2003. The $3.1 million decrease in net revenue from the closure of our New York Agency in February 2003 was offset in part by growth of $0.9 million in other parts of our business.

Net revenue from Europe in our consumer retail branding increased $1.1 million for the six months ended March 31, 2004, compared to the six months ended March 31, 2003. We expect continued growth and improvement from Europe in the remaining quarters of fiscal 2004.

Operating Expenses Operating expenses decreased by 4% to $18.3 million for the six months ended March 31, 2004 from $19.1 million for the six months ended March 31, 2003.

Changes in operating expenses are as follow:

Salaries and benefits expenses for the six months ended March 31, 2004 were $13.4 million, compared to $14.5 million for the six months ended March 31, 2003, a decrease of $1.1 million or 8%. Salaries and benefits for the six months ended March 31, 2003, included $2.1 million from subsidiaries disposed of, shut down or sold during fiscal 2003. Salaries and benefits from continuing business increased $1.0 million in the first six months of fiscal 2004 compared to the same period of fiscal 2003. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.

General and administrative expenses for the six months ended March 31, 2004 were $3.6 million, compared to $2.7 million for the six months ended March 31, 2003. This represents an increase of $0.9 million or 32%. Included in general and administrative expenses is a foreign exchange loss of ($0.2) million in the six months ending March 31, 2004, compared to a foreign exchange gain of $0.5 million in the six months ending March 31, 2003. The gain of $0.5 million was made of up an exchange loss from operations of ($0.3) million and the recognition of a deferred foreign exchange gain of $0.8 million from the closure of our New York Agency. Excluding the deferred foreign exchange gain, general and administrative expenses increased by $0.1 million or 1%.

Occupancy costs for the six months ended March 31, 2004 were $1.4 million, compared to $1.9 million for the six months ended March 31, 2003, a decrease of 25%. This decrease is a result of the termination of office space obligations in both New York and Toronto in fiscal 2003.

Depreciation expense Depreciation expense for the six months ending March 31, 2004 was $1.2 million, which is consistent with the six months ending March 31, 2003.

Interest expense and financing costs Interest expense and financing costs and accreted interest imputed on warrants and debentures, for the six months ended March 31, 2004 was $3.5 million, compared to $1.5 million for the six months ended March 31, 2003.

During the first quarter of fiscal 2004, we borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. As a condition of these loans, share purchase warrants to purchase 2,250,000 of our common shares were transferred to the holders of the secured debentures and the unsecured term notes. In addition, 50,000 warrants were transferred to the holder of the $0.5 million promissory note in exchange for the renegotiation of the terms of the note. These 2,300,000 warrants were previously issued to our bankers and were released by the bankers upon the condition that we raise additional funds to further reduce our bank indebtedness.

We used the Black-Scholes option pricing model to arrive at a value for the warrants based on an analysis of the warrant exercise price, time to expiry and the volatility of our common share price.

The value assigned to the warrants is amortized over the life of the loan and a corresponding periodic charge is made to interest expense. During the second quarter of fiscal 2004, the loans made by the holders of the warrants were repaid by Envoy and the remaining unamortized value of $2.3 million assigned to the warrants, has been charged to accreted interest imputed on warrants and debentures. Included in interest expense and financing costs is a charge of $0.4 million paid to the holders of the secured debentures for the early repayment of their loans.

In the first quarter of fiscal 2004, convertible debentures with a face value of $2.4 million were converted into common shares of Envoy. In the second quarter, the remaining convertible debentures with a face value of $2.0 million were converted. As a result, there will be no further interest expense related to the convertible debentures.

At a special meeting of shareholders of Envoy held on January 8, 2004, the shareholders approved an amendment to the articles of Envoy to increase its authorized share capital from 50 million common shares to 200 million common shares.

During the six months ended March 31, 2004, 29,266,667 common shares of Envoy were issued as a result of the conversion of all outstanding convertible debentures with a face value of $4.4 million. All of the outstanding warrants were exercised, resulting in the issuance of 2,300,000 common shares. Share options exercised resulted in the issuance of 578,336 common shares. The public share offering resulted in the issuance of 30,263,170 common shares.

After the exercise of the warrants and the options, the conversion of the convertible debentures and the issuance of common shares through the public equity offering, there were 93,455,200 common shares of Envoy outstanding at March 31, 2004, compared to 31,047,027 common shares of Envoy outstanding at September 30, 2003.

Subsequent to the second quarter of fiscal 2004, through a public equity offering, we issued 25,000,000 units, each unit consisting of one common share and a one-half of one common share purchase warrant. The gross proceeds of $26.2 million, less costs, will be used for general corporate purposes and potential acquisition and investment opportunities that we determine have potential to create value for our shareholders.

As a result of the above, we expect that our interest and financing cost for the third and fourth quarters of the 2004 fiscal year will be $0.1 million. There will be no further expense related to the accretion of interest imputed on debentures.

Investment earnings Investment earnings for the six months ended March 31, 2004 was $0.05 million, compared to nil for the six months ended March 31, 2003. Investment earnings are the income earned on the amounts invested in cash and cash equivalents. We expect investment earnings of $ 0.5 million for fiscal 2004.

Loss from discontinued operations As detailed in Note 7 of the consolidated financial statements, Envoy sold its shares of Communique effective January 1st, 2004. The loss of $0.5 million for the six months ended March 31, 2004 reflects the loss realized as a result of the sale. The gain of $0.1 million for the six months ended March 31, 2003, was the income earned by Communique during that period.

Net earnings (loss) We had a loss of ($4.1) million for the six months ending March 31, 2004, compared to earnings of $0.8 million for the six months ending March 31, 2003.

Quarterly Information

For the three months ended	March 31, 2004	December 31, 2003
Net revenue	$10.6 million	$9.0 million
Net earnings (loss)	$(3.6) million	$(0.5) million
Net earnings (loss) per share:
Continuing operations
Basic	$(0.05)	$(0.01)
Diluted	$(0.05)	$(0.01)
Discontinued operations
Basic	$(0.01)	$0.0
Diluted	$(0.01)	$0.0

For the three months ended	March 31, 2003	December 31, 2002
Net revenue	$8.7 million	$11.5 million
Net earnings (loss)	$1.4 million	$(0.6) million
Net earnings (loss) per share:
Continuing operations
Basic	$0.06	$(0.03)
Diluted	$0.06	$(0.03)
Discontinued operations
Basic	$0.01	$0.00
Diluted	$0.01	$0.00

CASH FLOWS

Net cash provided by operating activities before any increase or decrease in non-cash working capital was ($0.2) million for the six months ended March 31, 2004 compared to ($0.7) million for the six months ended March 31, 2003.

Net cash provided by financing activities was $29.5 million for the six months ended March 31, 2004 compared to ($2.9) million used in financing activities for the six months ended March 31, 2003. The increase is due to the issuance of share capital of $36.9 million, offset by repayments of bank and other debt. Further details on the public offering are provided in Note 5 of the consolidated financial statements.

Net cash used in investing activities was ($0.4) million for the six months ended March 31, 2004, compared to net cash used in investing activities of ($1.5) million for the six months ended March 31, 2003.

RESULTS OF OPERATIONS

The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy for the three months ended March 31, 2004, compared to the three months ended March 31, 2003. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED
MARCH 31, 2004 WITH THE THREE MONTHS ENDED MARCH 31, 2003

Net revenue

Net revenue for the three months ended March 31, 2004 was $10.6 million, compared to $8.7 million for the three months ended March 31, 2003, an increase of $1.9 million or 22%.

Net revenue by type of service and by customer location:

Net Revenue for the three months ended March 31
(in millions)

By type of service	2004	% of total	2003	% of total
Consumer and retail branding	$9.7	92%	$7.2	82%
Marketing	0.9	8%	1.5	18%

	$10.6	100%	$8.7	100%

By customer location	2004	% of total	2003	% of total
Canada	$1.5	14%	$1.4	15%
United States	3.8	36%	3.6	42%
Europe *	5.3	50%	3.7	43%

	$10.6	100%	$8.7	100%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Net revenue from consumer and retail branding services increased $2.5 million in the three months ended March 31, 2004, compared to the three months ended March 31, 2003. We expect that net revenue will continue to improve in the second half of fiscal 2004.

Net revenue from marketing has decreased by $0.6 million for the three months ended March 31, 2004, compared to the three months ended March 31, 2003. The $0.7 million decrease in net revenue from the closure of our New York Agency in February 2003 was offset, in part, by growth of $0.1 million in other parts of our business.

During fiscal 2003 we sold and shutdown all of our technology businesses.

Net revenue by customer location:

Net revenue from Canada decreased $0.1 million for the three months ended March 31, 2004, compared to the three months ended March 31, 2003. The decline was due to the shutdown of Sage and the sale of the assets of Devlin in 2003.

Net revenue from the U.S. has decreased $0.2 million for the three months ended March 31, 2004, compared to the three months ended March 31, 2003. The decline was due to the closure of the New York Agency in 2003.

Net revenue from Europe in our consumer retail branding increased $1.6 million during the three months ended March 31, 2004. We expect continued growth and improvement from Europe in the remaining quarters of fiscal 2004.

Operating Expenses Operating expenses increased by 23% to $10.0 million for the three months ended March 31 2004 from $8.1 million for the three months ended March 31, 2003.

Changes in operating expenses are as follow: Salaries and benefits expenses for the three months ended March 31, 2004 were $7.5 million, compared to $6.7 million for the three months ended March 31, 2003. This represents an increase of $0.9 million or 13%. Salaries and benefits for the three months ended March 31, 2003, included $2.1 million from subsidiaries disposed of, shut down or sold during fiscal 2003. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.

General and administrative expenses for the three months ended March 31, 2004 were $1.8 million, compared to $0.7 million for the three months ended March 31, 2003. This represents an increase of $1.1 million. Included in general and administrative expenses is a foreign exchange loss of ($0.2) million in the three months ending March 31, 2004, compared to a foreign exchange gain of $0.5 million in the three months ending March 31, 2003. The gain of $0.5 million in the three months ended March 31, 2003, was made of up an exchange loss from operations of ($0.3) million and the recognition of a deferred foreign exchange gain of $0.8 million from the closure of our New York Agency. Excluding the foreign exchange gain relating to the sale of our New York Agency, general and administrative expenses increased by $0.3 million or 14%.

Occupancy costs for the three months ended March 31, 2004 were $0.7 million, compared to $0.8 million for the three months ended March 31, 2003, a decrease of 8%. This decrease is a result of the termination of office space obligations in New York and Toronto during fiscal 2003.

Depreciation expense Depreciation expense for the three months ending March 31, 2004 was $0.6 million, which is consistent with the three months ended March 31, 2003.

Interest expense and financing costs Interest expense and financing costs and accreted interest imputed on warrants and debentures was $2.9 million, for the three months ended March 31, 2004, compared to $0.8 million for the three months ended March 31, 2003. During the second quarter of fiscal 2004, the loans made by the holders of the warrants were repaid by Envoy, and the remaining unamortized value of $2.3 million assigned to the warrants, has been charged to accreted interest imputed on warrants and debentures. Included in the $2.9 million is a charge of $0.4 million paid to the holders of the secured debentures for the early repayment of their loans.

Investment Earnings Investment earnings for the three months ended March 31, 2004 was $0.050 million, compared to nil for the three months ended March 31, 2003. Investment earnings are from the net proceeds of the public equity financing.

Loss from discontinued operations As detailed in Note 7 of the consolidated financial statements, Envoy sold its shares of Communique effective January 1st, 2004. The loss of $0.5 million for the three months ended March 31, 2004 reflects the loss realized as a result of the sale. The gain of $0.1 million for the three months ended March 31, 2003, was the income earned by Communique during that period.

Net Earnings (loss) We had a loss of ($3.6) million for the three months ending March 31, 2004, compared to earnings of $1.4 million for the three months ending March 31, 2003.

CASH FLOWS

Net cash provided by operating activities before any increase or decrease in non-cash working capital was ($0.2) million for the three months ended March 31, 2004, compared to ($0.6) million for the three months ended March 31, 2003.

Net cash provided by financing activities was $31.1 million for the three months ended March 31, 2004, compared to ($2.9) million used in financing activities for the three months ended March 31, 2003. The increase is due to the issuance of share capital of $36.8 million, offset by repayments of bank and other debt. Further details on the public offering are provided in Note 5 of the consolidated financial statements.

Net cash used in investing activities was ($0.1) million for the three months ended March 31, 2004, compared to ($1.6) million for the three months ended March 31, 2003.

COMMITMENTS AND CONTRACTUAL COMMITMENTS

Material changes to contractual commitments

During fiscal 2004, $4.4 million of convertible debentures were converted into common shares of Envoy, thereby reducing our contractual commitments.

OTHER INFORMATION

On April 1, 2004, we received written notification from The Nasdaq SmallCap Market (“NASDAQ”) that our common shares had closed below the minimum US$1.00 per share requirement for continued listing under NASDAQ Marketplace Rule 4310(c)(4) (the “Rule”). Consequently, we were provided 180 calendar days, or until September 28, 2004, to regain compliance. If, at anytime before September 28, 2004, the bid price of our common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ will provide written notification that we comply with the Rule. If we do not regain compliance with the Rule by September 28, 2004, but otherwise meet NASDAQ’s initial listing criteria, NASDAQ will notify us that we have been granted an additional 180 calendar day compliance period. If we have not regained compliance within the second 180 day compliance period, but otherwise satisfy the initial listing criteria, we may be afforded an additional compliance period, up to our next shareholder meeting, provided we commit to NASDAQ to seek shareholder approval for a consolidation (reverse split) of our common shares at or before our next shareholder meeting and promptly thereafter effect the consolidation (reverse split). If we do not regain compliance with the Rule and are not eligible for an additional compliance period, NASDAQ will provide notification that our common shares will be delisted.

At a special meeting held on August 14, 2003, our shareholders passed a special resolution authorizing a consolidation (reverse split) of the common shares on a basis to be determined by our Board of Directors, such consolidation not to exceed one new common share for each ten common shares issued and outstanding. The passage of the special resolution gives our Board of Directors the flexibility to consolidate our common shares at the appropriate rate in order to regain compliance with the Rule. Therefore, any future decision of the Board of Directors to implement the consolidation of Envoy’s common shares will depend on the ability of Envoy to meet the minimum US$1.00 bid requirement for continued listing on NASDAQ.

At March 31, 2004, there were 93,455,200 common shares of Envoy issued, compared to 31,047,027 issued at September 30, 2003.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Forward Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Shareholder Information

HEAD OFFICE
172 John Street
Toronto, Canada M5T 1X5

Telephone: (416) 593-7555
Facsimile: (416) 593-4434
www.envoy.to

DIRECTORS
John
H. Bailey
B.Comm,
J.D., LL.M
Barrister & Solicitor

David Parkes
President and CEO,
David Parkes & Associates

Geoffrey B. Genovese
President, Chairman and
   Chief Executive Officer
Envoy Communications Group Inc.

David I. Hull
President
Hull Life Insurance Agencies Inc.

Hugh Aird
Senior Relationship Manager
Morgan Stanley Canada

OFFICERS
Geoffrey B. Genovese
President, Chairman
   and Chief Executive Officer

Linda Gilbert
Chief Financial Officer

John H. Bailey
Executive Vice President
   and Corporate Secretary

AUDIT COMMITTEE
Hugh Aird
David I. Hull
David Parkes

COMPENSATION COMMITTEE
Hugh Aird
David I. Hull
David Parkes

TRANSFER AGENT
Computershare Trust
   Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1

LEGAL COUNSEL
Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Canada M5L 1A9

AUDITORS
BDO Dunwoody LLP
60
Columbia Way, Suite 400
Markham, Canada L3R 0C9

BANKERS
TD Canada Trust
55 King Street West
TD Tower, 2nd Floor
Toronto, Canada M5K 1A2

Fleet Bank
1185 Avenue of the Americas
New York, U.S.A. 10036

INVESTOR RELATIONS
E-mail: info@envoy.to

Additional information is also available on our
Web site at www.envoy.to

STOCK TRADING INFORMATION
Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI